Exhibit 12.1
Centex Corporation
Computation of Ratio of Earnings to Fixed Charges
(Dollars in thousands, except ratios)

	Six Months Ended September 30,		Fiscal Years Ended March 31, (1)
	2006	2005	2006	2005	2004	2003	2002
Total Enterprise:

Earnings
Earnings from continuing operations (2)	$424,693	$793,305	$1,895,493	$1,401,655	$1,045,458	$679,809	$542,834
Minority interests in income of consolidated subsidiaries	1,498	1,928	3,469	2,467	3,723	—	—
Undistributed (income) loss from equity investments	17,251	2,120	5,799	(4,358)	(17,591)	6,145	(10,692)
Fixed charges	197,026	149,800	323,433	237,201	183,645	149,755	135,206
Interest capitalized	(149,042)	(108,968)	(232,860)	(176,874)	(115,186)	(73,602)	(53,568)
Amortization of capitalized interest	83,887	75,744	171,189	131,937	89,144	49,450	40,851

Net Earnings	$575,313	$913,929	$2,166,523	$1,592,028	$1,189,193	$811,557	$654,631

Fixed Charges
Interest expense including amortization of debt discount	$191,676	$145,450	$312,133	$228,501	$176,645	$141,755	$126,306
Interest factor attributable to rentals	5,350	4,350	11,300	8,700	7,000	8,000	8,900

Total Fixed Charges	$197,026	$149,800	$323,433	$237,201	$183,645	$149,755	$135,206

Ratio of Earnings to Fixed Charges	2.92	6.10	6.70	6.71	6.48	5.42	4.84

Total Enterprise (with financial services reflected on the equity method): (3)

Earnings
Earnings from continuing operations (2)	$424,693	$793,305	$1,895,493	$1,401,655	$1,045,458	$679,809	$542,834
Undistributed (income) loss from equity investments	(32,000)	(40,423)	(78,666)	(100,330)	(183,369)	(108,531)	(100,343)
Fixed charges	153,126	117,937	254,329	202,552	160,020	140,956	119,145
Interest capitalized	(149,042)	(108,968)	(232,860)	(176,874)	(115,186)	(73,602)	(53,568)
Amortization of capitalized interest	83,887	75,744	171,189	131,937	89,144	49,450	40,851

Net Earnings	$480,664	$837,595	$2,009,485	$1,458,940	$996,067	$688,082	$548,919

Fixed Charges
Interest expense including amortization of debt discount	$149,076	$114,837	$246,229	$196,352	$154,720	$134,756	$112,145
Interest factor attributable to rentals	4,050	3,100	8,100	6,200	5,300	6,200	7,000

Total Fixed Charges	$153,126	$117,937	$254,329	$202,552	$160,020	$140,956	$119,145

Ratio of Earnings to Fixed Charges	3.14	7.10	7.90	7.20	6.22	4.88	4.61

(1)
The ratios presented in this table have been adjusted to reflect our sub-prime home equity lending operations, international homebuilding operations (sold in September 2005), Centex Construction Products, Inc. (spun off in January 2004), and our manufactured housing operations (spun off in June 2003) as discontinued operations.

(2)	Earnings from Continuing Operations are Before Income Taxes and Cumulative Effect of a Change in Accounting Principle adopted in fiscal 2004.

(3)
Represents a supplemental presentation that reflects the Financial Services segment as if accounted for under the equity method. We believe that separate disclosure of the consolidating information is useful because the Financial Services subsidiaries operate in a distinctly different financial environment that generally requires significantly less equity to support their higher debt levels compared to the operations of our other subsidiaries; the Financial Services subsidiaries have structured their financing programs substantially on a stand-alone basis; and we have limited obligations with respect to the indebtedness of our Financial Services subsidiaries. Management uses this information in its financial and strategic planning. We also use this presentation to allow investors to compare us to homebuilders that do not have financial services operations.